# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rocky Mountain Chocolate Factory, Inc, CIK 0001616262
CUSIP: 77467X101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 265 TURNER DRIVE, DURANGO, Colorado (CO), 80202
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001598207

## Reporting persons
- Wax Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 234,531; shared voting power 0; sole dispositive power 234,531; shared dispositive power 0; aggregate amount beneficially owned 234,531 (2.51% of the class)

## Item 1. Issuer
Name of issuer: Rocky Mountain Chocolate Factory, Inc
Address of issuer's principal executive offices: 265 TURNER DRIVE, DURANGO, CO, 80202

## Item 2. Person Filing
Name of person filing: Wax Asset Management, LLC
Address of principal business office or, if none, residence:
44 Cherry Lane
Madison, CT 06443
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 234531
Percent of class: 2.51
Sole power to vote or to direct the vote: 234531
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 234531
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

## Signatures
- Wax Asset Management, LLC: Evan Wax, Evan Wax President (02/10/2026)